UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   ALEXANDER, MARK
   303 Peachtree Center Ave.
   Suite 500
   Atlanta, GA  30303
   USA
2. Issuer Name and Ticker or Trading Symbol
   INTERLAND, INC.
   INLD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Sales & Marketing
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Stock Option (Right to B|$9.68   |5-18-|D (2|162,728    |D  |(3)  |4-1-1|Common Stock|162,728|N/A    |0           |D  |            |
uy) (1)                 |        |01   |)   |           |   |     |0    |            |       |       |            |   |            |
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Non-qualified Stock Opti|$3.20   |5-18-|A (2|121,387    |A  |(4)  |4-1-1|Common Stock|121,387|N/A    |121,387     |D  |            |
on                      |        |01   |)   |           |   |     |0    |            |       |       |            |   |            |
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Incentive Stock Option  |$3.20   |5-18-|A (2|20,670     |A  |(4)  |5-18-|Common Stock|20,670 |N/A    |20,670      |D  |            |
                        |        |01   |)   |           |   |     |11   |            |       |       |            |   |            |
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Incentive Stock Option  |$3.20   |5-18-|A (2|20,671     |A  |(4)  |4-1-1|Common Stock|20,671 |N/A    |20,671      |D  |            |
                        |        |01   |)   |           |   |     |0    |            |       |       |            |   |            |
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Stock Option (Right to B|$5.49   |5-18-|D (2|61,130     |D  |(5)  |10-13|Common Stock|61,130 |N/A    |0           |D  |            |
uy) (1)                 |        |01   |)   |           |   |     |-10  |            |       |       |            |   |            |
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Non-qualified Stock Opti|$3.20   |5-18-|A (2|61,128     |A  |(4)  |10-13|Common Stock|61,128 |N/A    |61,128      |D  |            |
on                      |        |01   |)   |           |   |     |-10  |            |       |       |            |   |            |
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Incentive Stock Option  |$3.20   |5-18-|A (2|1          |A  |(4)  |5-18-|Common Stock|1      |N/A    |1           |D  |            |
                        |        |01   |)   |           |   |     |11   |            |       |       |            |   |            |
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Incentive Stock Option  |$1.20   |8-6-0|A   |112,000    |A  |(6)  |8-6-1|Common Stock|112,000|N/A    |112,000     |D  |            |
                        |        |1    |    |           |   |     |1    |            |       |       |            |   |            |
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Incentive Stock Option  |$1.20   |8-6-0|A   |48,000     |A  |(7)  |8-6-1|Common Stock|48,000 |N/A    |48,000      |D  |            |
                        |        |1    |    |           |   |     |1    |            |       |       |            |   |            |
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Explanation of Responses:
(1) Exercise price and number of shares reflect a conversion ratio of .861 applied to all stock option shares carried forward pursuant to the acquisition on August 6, 2001 of Interland, Inc., a Georgia corporation, by Interland, Inc., a Minnesota corporation (formerly known as Micron
Electronics,
Inc.).
(2) Options were surrendered to the Company and reissued due to repricing of options.
(3) The options vest as follows: Options for 31,500 shares of common stock vest on the effective date of the issuer's registration statement on Form
S-1; options for 31,500 shares of common stock vest on April 1, 2001; options for 63,000 shares of common stock vest on April 1, 2002; and options for 63,000 shares of common stock vest on April 1, 2003.
(4) Prior to the acquisition on August 6, 2001 of Interland, Inc., a Georgia corporation, by Interland, Inc., a Minnesota corporation (formerly known as Micron Electronics, Inc.), the stock option vested at 25% on the first anniversary of the grant date and 2.08333% monthly thereafter; however, as of the date of the aforementioned acquisition, the stock option vested immediately.
(5) The option vests as follows: options for 23,667 shares of common stock vest on october 13, 2001; options for 23,666 shares of common stock vest on October 13, 2002; and options for 23,667 shares of common stock vest on October 13, 2003. All such options will vest immediately on a change in control that occurs within the first thirty-six (36) months of the reporting person's employment with the issuer.
(6) Stock option vests at 25% on the first anniversary of the grant date and 2.08333% monthly thereafter.
(7) Stock option vests 25% on each anniversary of grant date beginning on first anniversary subject to the following acceleration: the shares shall become 100% vested and exercisable upon the Company's Board of Directors Compensation Committee's determination that the Company has positive
EBITDA in (a) each of the third and fourth quarters of the Company's 2002 fiscal year; or (b) in the third and fourth quarters of the Company's 2002 fiscal year, on a combined basis; in each case, as determined in accordance with generally accepted accounting principles.
SIGNATURE OF REPORTING PERSON
/s/ Mark Alexander
DATE
August 21, 2002